UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of November 2004

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)


Date:    November 30, 2004                    By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary

                                                               [GRAPHIC OMITTED]
                                                            [LOGO - TECKCOMINCO]
                                      ------------------------------------------
                                                           EXTERNAL NEWS RELEASE
                                                                        04-35-TC

FOR IMMEDIATE RELEASE:  November 29, 2004


                TECK COMINCO GRANTED CANADIAN PATENT FOR THE CESL
                  HYDROMETALLURGICAL NICKEL PRODUCTION PROCESS

Vancouver, B.C. -- Teck Cominco Limited is pleased to announce that its affiliate, Cominco Engineering Services Ltd (CESL) has been granted a Canadian patent for its hydrometallurgical nickel production process. The new, low-cost process extracts nickel metal directly from sulphide ore.

The new process involves autoclave leaching in a mixed chloride / sulphate environment that extracts the dissolved nickel by solvent extraction and electrowinning and eliminates the sulphur dioxide gas generation typical of nickel smelters. The process is an environmentally sound, low capital cost alternative to nickel smelting with broad applicability in the industry. It was developed at CESL's Vancouver based pilot plant facilities between 1996 and 2002.

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada with assets totalling approximately $6 billion. Shares are listed on the Toronto Stock Exchange under the symbols TEK.A and TEK.B. On December 6, 2004 the symbols will change to TEK.MV.A and TEK.SV.B. The company is a world leader in the production of zinc and metallurgical coal and is also a major producer of copper and gold. Further information can be found at www.teckcominco.com.

                                   - 30 -


CONTACT:  Doug Horswill
          Senior Vice President,
          Environment and Corporate Affairs
          604.687.1117





                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
     TEL: (604) 687-1117      FAX: (604) 687-6100     www.teckcominco.com